

December 23, 2010

Sally J. Rau, General Counsel
Velti USA, Inc.
150 California Street
San Francisco, CA 94111

> **Re:** **Velti plc**
> **Amendment No. 6 to Registration Statement on Form F-1**
> **Filed on December 13, 2010**
> **File No. 333-166793**

Dear Ms. Rau:

We have reviewed your amended filing and have the following comments. References to prior comments refer to those in our letter dated December 7, 2010.

Consolidated Financial Statements of Velti, plc

Consolidated Balance Sheets, page F-3

1. We note in response to prior comment 7 your revision to the balance sheet to separately disclose current accrued liabilities. Tell us how your presentation complies with Rule 5-03.20 of Regulation S-X for the fiscal year ended December 31, 2008 and period ended September 30, 2010. Items included in accrued liabilities should be separately stated in the balance sheet or notes thereto where they exceed 5% of total current liabilities. Please revise as applicable.

Notes to Consolidated Financial Statements

Note 7. Business Combinations

Mobclix, Inc. Acquisition-Unaudited, page F-19

2. We note your response to prior comment 9. In your response and revised disclosure, you indicate that you are committed to pay up to $5 million to fund Mobclix's operations through 2011. Since you acquired Mobclix on September 30, 2010, both the nature of this funding commitment remains unclear and the date certain it runs to. Please explain to whom you are committed to pay $5 million and through what date, the terms and conditions for the commitment and why the amount is capped at $5 million.

3.   We note your response to prior comment 10 where you indicate that you have disclosed the weighted-average amortization period by class and in total for each acquisition. We are unable to locate weighted-average amortization periods in total. Please tell us where the disclosure is located or revise accordingly.

Note 13. Income Taxes, page F-37

4.   We note your response to prior comment 12. Your revised disclosure on page 75 notes unremitted earnings of foreign subsidiaries in the amount of $38.3 million, yet your consolidated accumulated deficit is ($21.3) million. Revise your disclosure on page 75 to indicate what you mean by "gross retained earnings" and further explain and revise your disclosure to clarify the reasons for the material difference between the unremitted earnings and accumulated deficit.

5.   Pursuant to ASC 740-30-50-2, Note 13 should be revised to disclose the $38.3 million of unremitted foreign earnings as the cumulative amount of temporary differences. You also disclose that the amount of unrecognized deferred U.K. income tax liability on unremitted earnings of $38.3 million is not material. In view of the 28% U.K. Federal statutory tax rate, please explain the basis for that assertion and revise your disclosure accordingly.

6.   We note your response to prior comment 13 and revised disclosure including the components of foreign tax differential. As previously requested, please also disclose the nature of the major components of foreign tax differential.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3456 with any other questions. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        Matthew Crispino
                                        Staff Attorney

cc: Via Facsimile (650) 687-1106
        Edward H. Batts, Esq.
        DLA Piper LLP